Exhibit 99.2

CONSENT OF CASSELS BROCK & BLACKWELL LLP

We consent to the use of and reference to our firm name and opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” and to the reference to our firm name on the cover page (p. ii), and under the headings “Legal Matters,” “Interest of Experts” and “Enforceability of Certain Civil Liabilities” in the prospectus supplement dated May 14, 2020 to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (Registration No. 333-237619), as amended, filed by Sandstorm Gold Ltd. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”).

By giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under the Act, or the rules and regulations promulgated thereunder.

/s/ Cassels Brock & Blackwell LLP
Vancouver, Canada
Date: May 14, 2020